UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                    Under the Securities Exchange Act of 1934

                                Amendment No.: 3

                    Name of Issuer: PLAYBOY ENTERPRISES, INC.

           Title of Class of Securities: CLASS A COMMON STOCK, $0.01 PAR VALUE

                             CUSIP Number: 728117201

    Date of Event Which Requires Filing of This Statement: December 31, 2006

            Check the appropriate box to designate the rule pursuant
                        to which this Schedule is filed:

                                [x] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.     Names of Reporting Persons
       I.R.S. Identification Nos. of above persons:

         Pequot Capital Management, Inc.
         06-1524885

2.     Check the Appropriate Box if a Member of a Group
                        a. [ ]
                        b. [ ]

3.     SEC Use Only

4.     Citizenship or Place of Organization:

       Connecticut

Number of
  Shares
Beneficially            5.     Sole Voting Power:
  Owned by                          623,600
   Each
Reporting               6.     Shared Voting Power:
  Person                            0
   With:
                        7.     Sole Dispositive Power:
                                    644,300

                        8.     Shared Dispositive Power:
                                    0

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

                                     644,300

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

11.    Percent of Class Represented by Amount in Row (9):

                                     13.3%

12.    Type of Reporting Person:

                                     IA, CO

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Item 1(a) Name of Issuer: Playboy Enterprises, Inc. (the "Issuer")

     1(b) Address of Issuer's Principal Executive Offices:
          680 North Lake Shore Drive, Chicago, IL 60611

Item 2(a)-(c). Name, Principal Business Address, and Citizenship of Persons
               Filing:

               Pequot Capital Management, Inc., 500 Nyala Farm Road, Westport, CT, 06880, which is a Connecticut corporation.

     (d) Title of Class of Securities: CLASS A COMMON STOCK, $0.01 PAR VALUE
                                       PER SHARE

     (e) CUSIP Number: 728117201


Item 3. This statement is filed pursuant to Rule 13d-1(b)(1)(ii)(E).

     Pequot Capital Management, Inc. is an investment adviser registered under
     Section 203 of the Investment Advisers Act of 1940.

Item 4. Ownership.

     Ownership as of December 31, 2006 is incorporated herein by reference from items (5) - (9) and (11) of the cover page of the Reporting Person.

Item 5. Ownership of Five Percent or Less of a Class.

        Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     The Reporting Person is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and, as such, has beneficial ownership of the shares which are the subject of this filing through the investment discretion the reporting person exercises over its clients' accounts. Although such accounts do not have beneficial ownership of such shares for purposes of Section 13 and Section 16 of the Securities Exchange Act of 1934, one account of the Reporting Person, Pequot Scout Fund, L.P. owns of record more than 5% of the Issuer's outstanding shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

        Not applicable.

Item 8. Identification and Classification of Members of the Group.

        Not applicable.

Item 9. Notice of Dissolution of the Group.

        Not applicable.

Item 10.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007              /s/  Aryeh Davis
                                    --------------------------------------------
                                    By:     Aryeh Davis
                                    Title:  Chief Operating Officer,
                                            General Counsel and Secretary